P.E. 2/1/02




RECD S.E.C.
FEB 26 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 20, 2002, announcing Pechiney's acquisition of the majority of Euromin's Contracts and refined metal physical Inventory.

PADOCS01/143463.2



Pechiney World Trade acquires Euromin Contracts

Paris, February 20, 2002: Pechiney World Trade is pleased to announce the acquisition of the majority of Euromin's Contracts and refined metal physical Inventory.

Pechiney will be employing Euromin personnel under the responsibility of former Euromin President Ad van Halder, who will report to Jeffrey Beck Senior Vice President Ores & Concentrates, Pechiney World Trade. The Euromin London personnel will be relocated to Pechiney Trading Ltd (PTL), in Slough.

Not included in the PWT acquisition is the supply and commercial operations of Vitol group controlled zinc smelter, Chelyabinsk.

This transaction enhances PWT's position as a major player in the trade of Base Metals with an increase in annual turnover of approximately 265 millions Euros. It is Pechiney's intention to achieve through these acquired physical contracts and new personnel, a major gain in market presence in the Eastern countries and Middle East.

Pechiney is an international group that is listed on the Paris and New York stock exchanges. Its two main sectors are aluminum and packaging. With a presence in 50 countries, Pechiney achieved sales of 11 billion euros in 2001 with 34,500 employees.

Investor Relations Contacts:

Charles L. Ranunkel Tel: 33 1 56 28 25 07
Catherine Paupelin Tel: 33 1 56 28 25 08
Jérôme Gaudry Tel: 33 1 56 28 25 23
Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: February 28, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer